FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For February 13, 2008

Commission File Number 0- 50822

NWT URANIUM CORP.

(Translation of Registrant's name into English)

36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

This Form 6-K consists of:

“Nu-Mex Uranium Corp. (“Nu-Mex”) and NWT Uranium Corp. (“NWT”) announced today that as a result of market circumstances the companies have mutually agreed to terminate the arrangement pursuant to which Nu-Mex was to acquire 100% of the securities of NWT pursuant to a court approved plan of arrangement (which was previously announced on December 20, 2007).  NWT and Nu-Mex have signed a termination and mutual release agreement pursuant to which each party released the other from all liabilities and obligations relating to the arrangement.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NWT URANIUM CORP.

By: /s/ Marek Kreczmer

Marek Kreczmer

President and CEO

Date: February 14, 2008